Exhibit 99.1

NQ Mobile Inc. Announces Changes to its Board of Directors and Provides Status Update of the 2013 Annual Audit

BEIJING and DALLAS, July 3, 2014 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced certain changes to its Board of Directors and provided a status update on its 2013 annual audit.

Two new independent Directors, Messrs. Max Yao and Justin Chen, have been appointed to the Board and the Audit Committee, effective July 6, 2014. Mr. Max Yao will also serve as Chair of the Audit Committee of the Board. Ms. Ying Han, the current Chair of the Audit Committee has informed the Board that she would be stepping down from the Board due to personal reasons not related to her role at the Company effective on July 6, 2014. There are no disagreements between Ms. Han in her capacity as Chair of the Audit Committee and the Company.

Mr. Max Yao is the founder of HaiBang Venture, a leading venture capital firm in Zhejiang province, China that has invested in and nurtured several Chinese technology companies. He is also one of the founders and the chief executive officer of Focused Photonics Inc., a publicly traded leading high-end analytical and measurement instrument company in the industrial and environmental market in China, with a current market capitalization of over US$1billion. Mr. Yao holds a bachelor of science degree from Peking University, a master of science from UC Berkeley and a masters in management from Stanford Business School.

Mr. Justin Chen is a counsel at PacGate Law Group. He is a California-licensed attorney and holds a juris doctor degree from the University of Iowa College of Law as well as a bachelor’s degree from Peking University.

In addition, in an effort to enhance shareholder representation, the Company appointed Mr. Taek Kwon, Managing Partner of Toro Investment Partners, LP (“Toro”), a large public shareholder of the Company, as an adviser to the Board and is committed to adding a shareholder representative as an independent director as soon as practicable. Prior to founding Toro, Mr. Kwon was a managing director of TPG Capital focused on the global technology, media and travel sectors.

“We would like to thank Ms. Han for her valuable service to the Company over the years.” said Dr. Henry Lin, co-founder and co-CEO of NQ Mobile. “We welcome Messrs. Max Yao and Justin Chen as new independent Directors and Mr. Taek Kwon as adviser to the Board. They are well qualified to provide strong guidance and oversight as we work on improving corporate governance and transparency for the benefit of all our shareholders. With the completion of the internal investigation, we are, once again, fully focused on executing our strategy within the fast-growing mobile landscape and on further improving shareholder returns.”

“We remain confident in our business, our strategy, and our financials,” commented Omar Khan, co-CEO of NQ Mobile. “We believe that the steps we are taking strengthen the collective global experience and expertise of our Board and further enhance our corporate governance.”

In addition, following the June 4, 2014 release of the summary findings of the independent investigation conducted by the independent Special Committee of the Board, the Company’s independent auditors, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), communicated to the Company that it would need to perform additional procedures and expand the scope of its 2013 audit work. The Company’s Board and Audit Committee are considering PwC’s request. The Company will provide a further update when available.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

MEDIA CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139

ssmith@mww.com

Kim Titus,

NQ Mobile

+1-972-841-0506

kim.titus@nq.com